Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	PFGI			Predecessor					VFI			PFGI
	21 weeks ended December 26, 2004		36 weeks ended July 31, 2004	16 weeks ended November 24, 2003		Year Ended July 31,		10 Weeks Ended July 31, 2001	42 Weeks Ended May 22, 2001	52 Weeks Ended July 31, 2000		9 months ended September 25, 2005	9 months ended September 26, 2004
						2003	2002
	(In thousands)											(In thousands)
Fixed charges as defined:
Interest expense	$26,260		$26,240	$9,310		$11,592	$14,513	$3,342	$42,163	$52,088		$52,624	$35,054
One-third of non-cancelable lease rent	499		845	317		1,119	1,473	248	1,329	1,149		866	963

Total fixed charges (A)	26,759		27,085	9,627		12,711	15,986	3,590	43,492	53,237		53,490	36,017

Earnings as defined:
Pretax earnings (loss)	(15,281)		(87,070)	(4,580)		13,964	16,112	(8,897)	(50,549)	(40,661)		3,161	(75,465)
Add fixed charges	26,759		27,085	9,627		12,711	15,986	3,590	43,492	53,237		53,490	36,017

Earnings and fixed charges (B)	11,478		(59,985)	5,047		26,675	32,098	(5,307)	(7,057)	12,576		56,651	(39,448)

Ratio of earnings to fixed charges: (B/A)	NM	(1)	NM (1)	NM	(2)	2.10	2.01	NM (2)	NM (3)	NM	(3)	1.06	NM (1)

(1)	PFGI’s earnings for the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $15.3 million and $87.1 million, respectively. Additionally, PFGI's earnings for the 9 months ended September 26, 2004 were insufficient to cover fixed charges by $75.5 million.

(2)	The Predecessor’s earnings for the 16 weeks ended November 24, 2003 and the 10 weeks ended July 31, 2001 were insufficient to cover fixed charges by $4.6 million and $8.9 million, respectively.

(3)	VFI’s earnings for the 42 weeks ended May 22, 2001 and 52 weeks ended July 31, 2000, were insufficient to cover fixed charges by $50.5 million and $40.7 million, respectively.